PE
12-31-03

APR 27 2004

04027244

CMC

CONTINENTAL MATERIALS CORPORATION

PRINCIPAL SUBSIDIARIES

Heating and Air Conditioning:

Phoenix Manufacturing, Inc.
Phoenix, Arizona
Manufactures evaporative air coolers and other air conditioning equipment.

Williams Furnace Co.
Colton, California
Manufactures heating and cooling equipment.

Construction Materials:

Castle Concrete Company and Transit Mix Concrete Co.
Colorado Springs, Colorado
Produce and distribute ready mix concrete and construction aggregates. Also distribute other building materials including fabricated hollow metal and wood doors.

Transit Mix of Pueblo, Inc. and McKinney Door and Hardware, Inc.
Pueblo, Colorado
Produce and distribute ready mix concrete and construction aggregates. Also distribute other building materials including fabricated hollow metal and wood doors.

Rocky Mountain Ready Mix Concrete, Inc.
Denver, Colorado
Produces and distributes ready mix concrete.

DIRECTORS

Thomas H. Carmody*
Chief Executive Officer
Summit International, LLC
(Sports marketing and distribution)

Betsy R. Gidwitz
Former Professor from
Massachusetts Institute
of Technology

James G. Gidwitz
Chairman of the Board and
Chief Executive Officer

Ralph W. Gidwitz
President, Chief Executive Officer
and Director of Capital Results LLC
(Financial consulting)

Ronald J. Gidwitz
Partner, GCG Partners
(Strategic counsel and equity capital)

Joseph J. Sum
Vice President and
Chief Financial Officer

Theodore R. Tetzlaff†
Partner, McGuireWoods LLP
(Legal services)

Peter E. Thieriot*^
General Manager, Elk Mountain Ranch
Company, LLC
(Privately owned livestock ranch)

Darrell M. Trent*†
Chairman of the Board and
Chief Executive Officer
Acton Development Company, Inc.
(Real estate development and
property management)

* member of Audit Committee
^ financial expert of the Audit Committee
† member of Compensation Committee

PRINCIPAL OFFICERS

James G. Gidwitz
Chairman and
Chief Executive Officer

Joseph J. Sum
Vice President and
Chief Financial Officer

Mark S. Nichter
Secretary and Controller

EXECUTIVE OFFICES:
225 West Wacker Drive,
Suite 1800
Chicago, Illinois 60606
312.541.7200

DEAR SHAREHOLDER:

The year started off poorly with a first quarter loss of $1,396,000, our all-time worst. While inclement weather and operational problems punished first quarter operations, we recovered to report net income of $2,349,000 on sales of $120,165,000. Focused management and the efforts of all of our personnel can be credited with this turnaround. Cash flow was strong. We cut back on capital spending in Colorado in response to the slower market. Combining this with our earnings allowed us to reduce funded debt by $2,550,000, buy back $1,620,000 of our stock and still increase our cash position by $1,073,000.

The construction materials segment was the most challenged. Operations suffered from a tepid economy in southern Colorado, a dreadful construction market in Denver which was exacerbated by very soft pricing, and start-up problems at the new gravel plant in Pueblo and the new sand plant in Colorado Springs. Volumes fell in Colorado Springs and Pueblo reflecting the overall market. Prices were depressed in both Denver and Colorado Springs with only the Pueblo market demonstrating price stability. Our focus on service enabled us to sustain pricing above the level of our competitors. This effort lead to the solid performance in the face of negative market conditions. The learning curves on the new sand and gravel plants were long and frustrating but we have largely solved the problems and the operations of both plants improved as the year progressed. These plants will be important resources for years to come. The new Brighton plant, brought on-line during 2003, will also be an important part of our planned growth by increasing capacity in the east and northeast side of the Denver metropolitan area which remains the fastest growing area despite the recent construction decline.

Our heating and air conditioning segment experienced mixed results. We achieved significant sales growth in the evaporative cooler product line with expanded sales to a large retail customer. Furnace sales were practically the same as the prior year; however the fan coil product line suffered drastically reduced sales in a persistently weak fan coil market. The continuing decline in commercial construction, notably hotel construction, has temporarily depressed demand for this product.

Our efforts were acknowledged in the market where our stock posted a modest increase over the prior year-end, closing the 2003 year at $27.29, most likely rewarding our strong balance sheet as much as our current year's performance.

We expect the coming year to continue to challenge. In particular, the level of construction in Colorado shows no signs of improvement, pricing in the Denver market remains highly distressed and the fan coil market continues to languish. I remain certain, however, that we will successfully meet these challenges as we did this past year.

Finally, I would like to acknowledge and thank our director, Darrell M. Trent. Darrell has been on a leave of absence since last summer as a volunteer with the Coalition Provisional Authority in Iraq. Darrell, a former U.S. Undersecretary of Transportation, is overseeing the recreation of Iraq's Ministry of Transportation, including its harbors, airports, railways, highways, river transport and national airline. We are all deeply grateful for his effort on our behalf. We look forward to his safe return.

Sincerely,



James G. Gidwitz
Chairman and Chief Executive Officer

Williams Furnace Co.	Phoenix Manufacturing, Inc.

The primary products manufactured by the heating and air conditioning segment are wall furnaces, console heaters, evaporative coolers and fan coils. Gas-fired wall furnaces, console heaters and fan coil products are manufactured at Williams Furnace Co., headquartered in Colton, California. Evaporative coolers are manufactured at Phoenix Manufacturing, Inc., headquartered in Phoenix, Arizona.

Furnace and console heater sales volume in 2003 was modestly lower than the prior year's level; however margins improved, rising slightly from the prior year.

Fan coil sales deteriorated to a level not experienced since 1994. The depressed commercial construction market was the primary cause for the falloff. Hotel construction has been particularly hard hit, reflecting the overall depressed state of the travel and leisure industry.

Evaporative cooler sales volume grew 10% largely due to expanded sales to a large retail customer during the year. Hot, dry weather that persisted later in the year than normal fueled the demand at the consumer level. Wholesale trade remained static. Margins registered slight improvement reflecting the increased volume.

Selling, general and administrative costs were closely monitored and reduced where possible. These savings, however, were largely offset by unusually high legal costs related to product liability claims and a suit filed to ensure the continued supply of a key purchased component for our evaporative cooler product line.

Cash flow from this segment approximated earnings. Depreciation exceeded capital expenditures; however, this was offset by an increase in furnace inventories from an all-time low level at the end of 2002.

THE CONSTRUCTION MATERIALS SEGMENT COMPRISED OF PRODUCTS OFFERED BY:		
Transit Mix Concrete Co.	Transit Mix of Pueblo, Inc.	Castle Concrete Company
	Rocky Mountain Ready Mix Concrete, Inc.	McKinney Door and Hardware, Inc.

The primary products of the construction materials segment are ready mix concrete, construction aggregates, building supplies and doors which are offered by Transit Mix Concrete Co. and Castle Concrete Company in Colorado Springs, Colorado and Transit Mix of Pueblo, Inc. and McKinney Door and Hardware, Inc. (MDHI) in Pueblo, Colorado. Currently, Rocky Mountain Ready Mix Concrete, Inc. (RMRM) of Denver, Colorado, only offers ready mix concrete.

Despite their proximity, Denver, Colorado Springs and Pueblo have distinct competitive and economic conditions. Concrete sales volumes declined in all three markets compared to last year. The per-yard price of concrete reflected the diversity of the three markets. While Pueblo prices remained fairly constant, Colorado Springs prices declined over 4% and Denver's prices fell over 7%. The average pricing in Denver would have suffered more but for the effect of fixed priced contracts in the opening backlog of RMRM.

The sales volume of construction aggregates increased modestly from the 2002 level, however, gross profits declined. The learning curve on the two new aggregates plants, one at the Colorado Springs sand operation and the other on the east side of Pueblo, was longer than we expected. Progress was made during the year, though, and costs were reduced.

The Door and Supply divisions, together with MDHI, experienced the same drop in sales reflecting the construction slump. Sales for this group increased slightly only because of the inclusion of MDHI for the full year compared to the nine months included in 2002 after the April 1 purchase of MDHI. Profit margins were steady for the door products but declined for building supplies largely due to very competitive price bidding for reinforced steel bar (rebar) projects.

The construction materials segment typically requires large capital investments, particularly when volume is strong. Reflecting the more modest demand, capital spending in 2003 was held to approximately $2,520,000 as the new batch plant in Brighton, Colorado was brought online and a new maintenance facility in Pueblo was built to complement the move of mining and ready mix concrete batching to the east side of Pueblo. Other expenditures were primarily for routine replacements and upgrades.

Cash flow surpassed earnings. Depreciation and amortization exceeded capital expenditures; however, an increase in receivables consumed cash.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $4,609,000 at the end of 2003 compared to $3,536,000 at the prior year-end. Operations in 2003 provided $7,778,000 of cash compared to $9,753,000 in 2002 and $13,219,000 generated in 2001. The decrease in net cash generated by operating activities in 2003 compared to 2002 was primarily due to the decreased earnings. Net working capital increased by $687,000 in 2003 compared to an increase of only $122,000 in 2002. The decrease in net cash generated by operating activities in 2002 compared to 2001 was chiefly due to the decreased earnings. Increases in working capital also consumed approximately $122,000 during 2002 compared to providing approximately $1,073,000 of cash during 2001.

Net cash used in investing activities was $2,535,000 in 2003, $9,547,000 in 2002 and $19,215,000 in 2001. Capital expenditures for 2003, 2002 and 2001 were $2,880,000, $7,561,000 and $9,213,000, respectively. The capital expenditures in 2003 included the construction of a maintenance facility in Pueblo and completion of the Brighton batch plant begun in 2002. The expenditures in 2002 included the completion of three large projects that were begun in 2001: a new state-of-the-art sand processing plant was completed in Colorado Springs during the third quarter, a new aggregate processing plant in Pueblo was completed in June and a new central mix batch plant was added in Colorado Springs. In addition, a new batch plant was purchased to replace the existing facility in Brighton, Colorado. As noted above, the new plant became operational in 2003. During 2001, work was performed on the aforementioned projects and the Company also invested approximately $1,800,000 for a new office building in Colton. On April 1, 2002, $2,125,000 was expended to purchase McKinney Door and Hardware, Inc. (MDHI). During fiscal year 2001, $11,263,000 was used to purchase Rocky Mountain Ready Mix Concrete, Inc. (RMRM) on December 31, 2000.

Budgeted capital expenditures for 2004 are approximately $3,840,000 (including $2,550,000 for the construction materials segment and $1,280,000 for the heating and air conditioning segment), which is approximately $1,875,000 less than planned depreciation. The expenditures are primarily for routine replacement and upgrades. The Company expects that the 2004 expenditures will be funded from existing cash balances and operating cash flow.

During 2003, cash of $4,170,000 was used in financing activities. Scheduled long-term debt payments of $2,550,000 were made during the year including $300,000 against capital lease obligations. Cash of $1,620,000 was used to acquire 63,135 shares of treasury stock. During 2002, cash of $4,249,000 was used in financing activities. Scheduled long-term debt repayments of $3,620,000 were made during the year including $620,000 against capital lease obligations. Cash of $604,000 was used to acquire 22,599 shares of treasury stock. During 2001, cash of $7,359,000 was provided by financing activities. The Company increased its term debt by $12,000,000 for the acquisition of RMRM. Scheduled long-term debt repayments of $3,526,000 were made during the year including $526,000 against capital lease obligations. Cash of $600,000 was used to acquire 33,127 shares of treasury stock partially offset by proceeds of $39,000 from the exercise of stock options.

Capital Resources, Obligations and Commitments, and Off-Balance Sheet Arrangements

Revolving Credit and Term Loan Agreement

The Company signed a new Revolving Credit and Term Loan Agreement (Agreement) with two banks in September 2003. The Agreement provides for a revolving credit facility of $10,000,000 and a term loan facility in the original amount of $11,500,000. Both facilities are unsecured and bear interest at prime or a performance-based LIBOR rate. The term loan is payable in escalating quarterly installments with final payment of all then unpaid principal on June 30, 2008. At January 3, 2004, $10,750,000 was outstanding on the term loan while there was no balance outstanding on the revolving credit facility. The revolving credit facility is available for seasonal needs including the funding of seasonal sales programs related to the furnace and evaporative cooler product lines. The line is also used for stand-by letters of credit to insurance carriers in support of self-insured amounts under the Company's risk management program. Currently such performance-based rate is LIBOR plus 1.50% for the term loan and LIBOR plus 1.25% for borrowings under the revolving credit facility. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Swap) in order to fix the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current interest rate under the Swap is 5.88%. Such rate is subject to adjustment depending upon the Company's performance. The Company concluded that it was appropriate to take advantage of the interest rate environment and fix the interest rate at a relatively low level for a five-year period.

Obligations and Commitments

The following tables represent our obligations and commitments to make future payments under contracts, such as debt and lease agreements, and under contingent commitments, such as debt guarantees, as of January 3, 2004.

Payments Due by Period as of January 3, 2004 (amounts in thousands)

Contractual Obligations	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Long-term debt (See Note 3)	$ 1,750	$ 7,500	$ 1,500	$ —	$ 10,750
Capital lease obligations (See Note 3)	220	—	—	—	220
Operating leases (See Note 7)	1,567	3,122	1,690	1,687	8,066
Minimum royalty agreement (See Note 7)	399	1,197	798	18,602	20,996
Total contractual obligations	$ 3,936	$ 11,819	$ 3,988	$ 20,289	$ 40,032

Amounts of Commitment Expiration per Period as of January 3, 2004 (amounts in thousands)

Other Commercial Commitments	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Standby letters of credit	$ 1,990	$ —	$ —	$ —	$ 1,990

We believe that existing cash balances and anticipated cash flow, supplemented by seasonal borrowings against the revolving line of credit, will be sufficient to cover expected cash needs, including servicing debt and planned capital expenditures for at least the next twelve months.

Off-Balance Sheet Arrangements

We have not entered into any off-balance sheet arrangements that would be likely to have a material current or future effect on our financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources.

OPERATIONS FISCAL 2003 vs. 2002

Consolidated sales in 2003 declined $8,136,000, or 6.3%, to $120,165,000. Sales declined $4,399,000 (5.8%) in the construction materials segment. The reduced level of construction activity along the Front Range in Colorado led to lower volumes and increased price competition resulting in lower ready mix concrete prices, most notably in the Denver metropolitan area. The reduced volume combined with the lower prices account for the diminished sales level. Sales in the heating and air conditioning segment decreased $3,919,000 (7.5%). A sharp decline in fan coil sales was only partially offset by improved evaporative cooler sales. Fan coil sales continue to reflect the nationwide slump in commercial construction, particularly hotel construction. The improved evaporative cooler sales were primarily driven by hot, dry weather that persisted later in the year than normal.

The Company experienced a high level of price competition in all of its product lines during 2003, especially in the Denver ready mix concrete market. The Company does not expect any appreciable change in market conditions in Denver during 2004. During 2003, inflation was not a significant factor at any of the operations except that employee health care costs and general business insurance premiums again dramatically outpaced the rate of inflation. In addition, producers of flat rolled steel products, key raw materials in our heating and air conditioning products, recently announced significant nationwide price increases. Phoenix Manufacturing has sufficient steel inventory to cover cooler production for the remainder of the current cooling season. Our steel suppliers will honor quoted prices on orders already placed. However, it can be expected that prices on future steel orders will be substantially higher. Williams Furnace will incur a small surcharge for April and May deliveries of steel before paying the increased prices beginning in June. While we would seek to increase the selling price of our products to recover the higher steel costs, there is no assurance that we would be able to do so due to the competitive conditions in our particular markets.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, decreased from 78.3% to 78.0%. The improvement realized in the heating and air conditioning segment was primarily due to a $662,000 write-down in 2002 of inventories and other costs associated with a product manufactured at our Phoenix plant. A very slight improvement was experienced in the construction materials segment due to the inclusion of MDHI for the full year in 2003. The further decline in construction activity along the Front Range in Colorado had the effect of increasing price competition resulting in lower prices for ready mix concrete. The effect of lower concrete prices on 2003 profit margins was largely offset by lower costs and operating improvement at the various aggregates locations.

Selling and administrative expenses increased in 2003 despite the decline in sales. The increase was due to higher legal costs related to product liability claims and a dispute with a supplier concerning the continued availability of a key purchased component for our evaporative cooler product line.

The decline in operating income from $5,711,000 to $3,607,000 is primarily due to the decreased sales, the heightened competition in Colorado and the aforementioned increased legal costs.

Other income increased $276,000 as a result of $176,000 of gain realized on the settlement of property tax bills related to the Oracle Ridge Mining Partners property. In addition $155,000 was realized during 2003 from the sale of a not exploitable aggregate property in Colorado.

The Company's 2003 effective income tax rate (31.9%) reflects federal and state statutory rates adjusted for non-deductible and other tax items. The effective rate in 2003 was reduced by 5.3% due to earned California Enterprise Zone credits that will benefit future tax years. See Note 9.

OPERATIONS FISCAL 2002 vs. 2001

Consolidated sales in 2002 declined $1,910,000, or 1.5%, to $128,301,000. Excluding the sales of MDHI, acquired on April 1, 2002, the sales decline would have been approximately 6%. The sales of the construction materials segment declined $2,917,000 (4%) while sales of the heating and air conditioning segment increased $1,007,000 (2%), compared to the previous year. The reduction in the construction materials segment was across the three main markets in Colorado as construction continued to decline along the Front Range of Colorado. The modest increase in the heating and air conditioning segment was the result of strong evaporative cooler sales and slightly improved furnace sales offset by reduced sales of fan coils. The increase in evaporative cooler sales was primarily due to the addition of a large new retail customer. Fan coil sales declined reflecting the nationwide slump in commercial construction, notably hotel construction.

The Company experienced a high level of price competition throughout both 2002 and 2001 in all of its product lines. Inflation was not a significant factor at any of the operations during either 2002 or 2001, except that employee health care costs and general business insurance premiums dramatically outpaced the rate of inflation for the 2002 period.

Cost of sales (exclusive of depreciation, depletion and amortization), as a percent of sales, increased from 75.8% to 78.3%. The increase was primarily experienced in the construction materials segment. The declining construction activity along the Front Range in Colorado had the effect of increasing price competition resulting in lower prices per yard. Some of the aggregates operations experienced increased costs as well. Higher costs were incurred in the Pueblo gravel operation as a now depleted gravel site was closed and start-up costs at the new site exceeded expectations. In addition, initial yields of primary products at the new Pueblo gravel site were less than that experienced at the Company's other gravel operations. Additional costs were also incurred in dismantling the old aggregates plant. Finally, a plant breakdown at one of the aggregates operations during the first quarter of 2002 and a brief shut-down prior to bringing the new sand plant on-line in Colorado Springs added to the increased costs. The increase in the heating and air conditioning segment is due to a change in product mix and the $662,000 write-down of inventories and other costs associated with a product manufactured at our Phoenix plant.

Selling and administrative expenses remained relatively constant at $16,033,000. As a percentage of sales, selling and administrative expenses increased slightly to 12.5%.

The decline in operating income from $9,154,000 to $5,711,000 is primarily due to the decreased sales, the heightened competition in Colorado, the aforementioned increased costs at three of the construction aggregate operations and the inventory write-down.

The $635,000 decrease in other income is primarily the result of $851,000 of gains realized on sales of depleted or not exploitable aggregate properties in Colorado during 2001 compared to $79,000 of gains on sales during 2002.

The Company's 2002 effective income tax rate (34.8%) reflects federal and state statutory rates adjusted for non-deductible and other tax items. The lower effective rate in 2001 was due to the benefit of California Enterprise Zone credits as discussed below. Also see Note 9.

RELATED PARTY TRANSACTIONS

The Company purchases insurance coverage for workers' compensation, general and product liability together with another company controlled by the Company's principal shareholders to minimize insurance costs and to obtain other more favorable terms. Allocation of the expense of the program is either provided by the underwriter or based upon a formula that considers, among other things, sales levels, loss exposure and claim experience. Claims under the self-insured portion of the policies are charged directly to the incurring party

CRITICAL ACCOUNTING POLICIES

Financial Reporting Release No. 60, issued by the Securities and Exchange Commission, requires all registrants, including the Company, to include a discussion of "critical" accounting policies or methods used in the preparation of financial statements. We believe the following are our critical accounting policies and methods.

Inventories

Inventories are priced at the lower of cost (76% at January 3, 2004 at last-in, first-out, with the remainder at first-in, first-out) or market. Inventories are reviewed annually for excess or obsolete stock with a provision recorded, where appropriate

Intangibles

Goodwill was amortized using a 40-year life through the 2001 year. In accordance with Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," goodwill is no longer amortized as a charge to earnings. As a result of this new standard, amortization expense was reduced by approximately $188,000 in 2003 and 2002. We annually assess goodwill for potential impairment. This assessment requires us to make significant assumptions and estimates about the extent and timing of future cash flows, discount rates, and growth rates. No impairment was indicated in the current year. If the assessment had indicated that the carrying value of goodwill was impaired, an impairment charge would have been recorded for the amount by which the carrying value of the goodwill exceeded its fair value. Management believes that the assumptions and estimates used to determine the estimated fair values are reasonable; however, changes in different assumptions and estimates could materially affect the estimated fair value.

Liabilities

The Company purchases insurance coverage for workers' compensation, general product and automobile liability, retaining certain levels of risk (self-insured portion). Provision for workers' compensation and automobile claims is estimated based upon information provided by the Company's independent claims administrator and the Company's own experience. With regard to product liability, provisions for both claims and unasserted claims that would be covered under the self-insured portion of the policies are recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and are reviewed at least annually for revisions in estimates.

The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon estimates of the recoverable quantities of rock and sand available in each location combined with an estimate of the total expense that will be incurred to reclaim a property. Provision is made based upon the units-of-production method. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. Estimates of both the quantities of recoverable material and the cost of reclamation are periodically updated by an independent professional. In a similar manner, depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand.

Sales

The Company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon current program terms and historical experience.

Recently Issued Accounting Standards

The "Recently Issued Accounting Pronouncements" section of Note 1 discusses new accounting policies adopted by us during 2003 and the expected impact of accounting pronouncements recently issued but not yet required to be adopted. To the extent the adoption of new accounting standards materially affects financial condition, results of operations or liquidity, the impacts are discussed in the applicable notes to the consolidated financial statements.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended. Such forward-looking statements are based on the beliefs of the Company's management as well as on assumptions made by and information available to the Company at the time such statements were made. When used in this Report, words such as "anticipates," "believes," "contemplates," "estimates," "expects," "plans," "projects" and similar expressions are intended to identify forward-looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of factors including but not limited to: weather, interest rates, availability of raw materials and their related costs, economic conditions and competitive forces. Changes in accounting pronouncements could also alter projected results. Forward-looking statements speak only as of the date they were made and we undertake no obligation to publicly update them.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. Effective December 17, 2001, the Company entered into an interest swap agreement to offset the majority of the floating interest rate characteristic of the Company's term loan borrowings. See paragraph below. At January 3, 2004, the notional amount subject to this agreement is $10,500,000. See above discussion under Financial Condition, Liquidity and Capital Resources. The cash payments or receipts associated with this agreement are reflected in interest expense.

Interest Rates

The Company utilizes revolving credit and term-loan facilities that bear interest at either prime or an adjusted LIBOR rate. The amount outstanding under these facilities aggregated $10,750,000 at January 3, 2004. In addition, the Company is party to various capital lease agreements with fixed interest rates and original maturity dates ranging up to 60 months. As the latest of the leases matures in early 2004, and the total long-term portion of all leases is $220,000, the book and fair value were considered to be approximately the same. See Note 3.

Commodities

The Company purchases commodities, such as steel, copper, aluminum, cement and cardboard for packaging, at market prices and does not currently use financial instruments to hedge commodity prices.

These statements and other information in this section constitute forward-looking statements

COMMON STOCK MARKET DATA

Continental Materials Corporation shares are traded on the American Stock Exchange under the symbol CUO. Market prices for the past two years are:

	2003		2002	
	High	Low	High	Low
Fourth Quarter	$ 29.10	$ 23.50	$ 27.30	$ 25.50
Third Quarter	23.40	23.00	28.25	25.70
Second Quarter	26.45	20.15	30.15	26.75
First Quarter	27.30	26.45	26.40	19.80

At March 19, 2004, the Company had approximately 349 shareholders of record (including non-objecting beneficial owners).

The Company has never paid a dividend. The Company's policy of reinvesting earnings from operations is reviewed periodically by the Board of Directors.

Selected Financial Data

(Amounts in thousands, except per share amounts)

SUMMARY OF OPERATIONS	2003	2002	2001	2000	1999
Sales	$120,165	$ 128,301	$130,211	$ 16,002	$123,886
Net income	$ 2,349	$ 3,275	$ 6,438	$ 5,335	$ 6,902
PER SHARE DATA					
Basic earnings per share	$ 1.34	$ 1.83	$ 3.55	$ 2.86	$ 3.39
Weighted average shares outstanding	1,754	1,794	1,812	1,869	2,035
Diluted earnings per share	$ 1.31	$ 1.79	$ 3.49	$ 2.81	$ 3.32
Weighted average shares outstanding	1,791	1,830	1,845	1,901	2,082
Cash dividends declared per common share	$ 0	$ 0	$ 0	$ 0	$ 0
FINANCIAL CONDITION					
Current ratio	2.5:1	2.3:1	2.2:1	2.4:1	1.7:1
Total assets	$ 81,826	$ 82,634	$ 86,063	$ 68,250	$ 67,751
Long-term debt, including current portion	10,970	13,520	17,140	7,305	4,457
Shareholders' equity	50,857	49,989	47,722	41,813	39,043
Long-term debt to net worth	.22	.27	.36	.18	.11
Book value per diluted share	$ 28.40	$ 27.32	$ 25.87	$ 22.00	$ 18.75
Tangible book value per diluted share	$ 23.62	$ 22.52	$ 21.62	$ 21.84	$ 18.59
CASH FLOWS					
Net cash provided by (used in):					
Operating activities	$ 7,778	$ 9,753	$ 13,219	$ 10,021	$ 6,272
Investing activities	(2,535)	(9,547)	(19,215)	(2,662)	(8,982)
Financing activities	(4,170)	(4,249)	7,359	(1,490)	(4,063)
Net increase (decrease) in cash and cash equivalents	$ 1,073	$ (4,043)	$ 1,363	$ 5,869	$ (6,773)

Consolidated Statements of Operations and Comprehensive Income For Fiscal Years 2003, 2002 and 2001

(Amounts in thousands, except per share data)

	2003	2002	2001
Sales	$120,165	$128,301	$130,211
Costs and expenses			
Cost of sales (exclusive of depreciation, depletion and amortization)	93,713	100,477	98,712
Depreciation, depletion and amortization	6,062	6,080	6,387
Selling and administrative	16,783	16,033	15,958
Operating income	3,607	5,711	9,154
Interest expense	(670)	(922)	(937)
Other income (expense), net	512	236	871
Income before income taxes	3,449	5,025	9,088
Income tax provision	1,100	1,750	2,650
Net income	$ 2,349	$ 3,275	$ 6,438
Basic earnings per share	$ 1.34	$ 1.83	$ 3.55
Weighted average shares outstanding	1,754	1,794	1,812
Diluted earnings per share	$ 1.31	$ 1.79	$ 3.49
Weighted average shares outstanding	1,791	1,830	1,845
Comprehensive income:			
Net income	$ 2,349	$ 3,275	$ 6,438
Comprehensive income (loss) from interest rate swap, net of tax of $90, $214, and $0, respectively	139	(404)	0
Total comprehensive income	$ 2,488	$ 2,871	$ 6,438

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Cash Flows For Fiscal Years 2003, 2002 and 2001

(Amounts in thousands)

	2003	2002	2001
Operating activities			
Net income	$ 2,349	$ 3,275	$ 6,438
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation, depletion and amortization	6,062	6,080	6,387
Deferred income tax provision	83	422	6
Provision for doubtful accounts	112	75	134
Tax benefit from exercise of stock options	—	—	32
Gain on disposition of property and equipment	(141)	(79)	(851)
Write-off of investment in product line	—	102	—
Changes in operating assets and liabilities			
Receivables	(425)	2,247	(512)
Inventories	(1,589)	2,158	754
Prepaid expenses	(176)	151	33
Prepaid royalties	3	(257)	(6)
Accounts payable and accrued expenses	146	(3,856)	1,152
Income taxes	1,132	(339)	(398)
Other	222	(226)	50
Net cash provided by operating activities	7,778	9,753	13,219
Investing activities			
Acquisitions of subsidiaries, net of cash received	—	(2,125)	(11,263)
Capital expenditures	(2,880)	(7,561)	(9,213)
Proceeds from sale of property and equipment	345	139	1,261
Net cash used in investing activities	(2,535)	(9,547)	(19,215)
Financing activities			
Long-term borrowings	—	—	12,000
Repayment of long-term debt	(2,550)	(3,620)	(3,526)
Payment of amounts due former shareholders	—	(25)	(554)
Proceeds from exercise of stock options	—	—	39
Payments to acquire treasury stock	(1,620)	(604)	(600)
Net cash used in financing activities	(4,170)	(4,249)	7,359
Net increase (decrease) in cash and cash equivalents	1,073	(4,043)	1,363
Cash and cash equivalents			
Beginning of year	3,536	7,579	6,216
End of year	$ 4,609	$ 3,536	$ 7,579
Supplemental disclosures of cash flow items			
Cash paid during the year			
Interest	$ 799	$ 1,084	$ 990
Income taxes	(137)	1,682	3,011

The accompanying notes are an integral part of the financial statements.

Consolidated Balance Sheets as of January 3, 2004 and December 28, 2002

(Amounts in thousands, except per share amounts)

	January 3, 2004	December 28, 2002
ASSETS		
Current assets		
Cash and cash equivalents	$ 4,609	$ 3,536
Receivables less allowance of $436 and $432	17,054	16,740
Inventories	16,181	14,592
Prepaid expenses	3,043	2,769
Refundable income taxes	21	761
Total current assets	40,908	38,398
Property, plant and equipment		
Land and improvements	3,128	3,117
Buildings and improvements	18,219	16,073
Machinery and equipment	69,660	71,392
Mining properties	5,175	5,175
Less accumulated depreciation and depletion	(65,309)	(61,724)
	30,873	34,033
Other assets		
Goodwill	7,374	7,374
Non-compete agreements	1,178	1,403
Prepaid royalties	901	904
Other	592	522
	$ 81,826	$ 82,634
LIABILITIES		
Current liabilities		
Current portion of long-term debt	$ 1,970	$ 3,300
Accounts payable	4,688	4,434
Income taxes	700	308
Accrued expenses		
Compensation	2,101	2,153
Reserve for self-insured losses	1,973	2,310
Profit sharing	1,456	1,782
Reclamation	409	458
Other	2,877	2,221
Total current liabilities	16,174	16,966
Long-term debt	9,000	10,220
Deferred income taxes	3,219	3,037
Accrued reclamation	1,291	1,145
Other long-term liabilities	1,285	1,277
Commitments and contingencies (Notes 4 and 7)		
SHAREHOLDERS' EQUITY		
Common shares, $.25 par value; authorized 3,000,000 shares; issued 2,574,264 shares	643	643
Capital in excess of par value	1,982	1,982
Retained earnings	60,200	57,851
Accumulated other comprehensive losses (interest rate swap adjustments)	(265)	(404)
Treasury shares, at cost	(11,703)	(10,083)
	50,857	49,989
	$ 81,826	$ 82,634

The accompanying notes are an integral part of the financial statements.

Consolidated Statements of Shareholders' Equity For Fiscal Years 2003, 2002 and 2001

(Amounts in thousands except share data)

	Common shares	Common shares amount	Capital in excess of par	Retained earnings	Accum. other comprehensive losses	Treasury shares	Treasury shares cost
Balance at December 30, 2000	2,574,264	$ 643	$ 1,985	$ 48,138		741,040	$ 8,953
Common shares issued under the Stock Option Plan (from treasury)	—	—	(36)	—		—	—
Tax benefit from exercise of options	—	—	33	—		—	—
Purchase of treasury shares	—	—	—	—		33,127	600
Issuance of treasury shares related to the Stock Option Plan	—	—	—	—		(6,000)	(74)
Net income	—	—	—	6,438		—	—
Balance at December 29, 2001	2,574,264	643	1,982	54,576		768,167	9,479
Purchase of treasury shares	—	—	—	—		22,599	604
Net income	—	—	—	3,275		—	—
Comprehensive loss from interest rate swap, net of tax of $214	—	—	—	—	$ (404)	—	—
Balance at December 28, 2002	2,574,264	643	1,982	57,851	(404)	790,766	10,083
Purchase of treasury shares	—	—	—	—	—	63,135	1,620
Net income	—	—	—	2,349	—	—	—
Comprehensive income from interest rate swap, net of tax of $90	—	—	—	—	139	—	—
Balance at January 3, 2004	2,574,264	$ 643	$ 1,982	$ 60,200	$ (265)	853,901	$ 11,703

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include Continental Materials Corporation and all of its subsidiaries (the Company) including McKinney Door and Hardware, Inc. (MDHI) from April 1, 2002. The acquisition of MDHI was made to complement existing operations and extend the market area served.

On April 1, 2002, the Company acquired MDHI for $2,125,000, net of cash received. The purchase of MDHI has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of MDHI based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $900,000, which has been classified as goodwill.

Had the acquisition of MDHI occurred as of December 30, 2001, the unaudited pro forma results of the Company for 2002 would have been as follows (amounts in thousands except per share data):

Sales	$129,401
Net income	$ 3,154
Diluted earnings per share	$ 1.72

These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of what would have occurred had the acquisition been made at the beginning of the period presented or the results which may occur in the future.

Certain prior years' amounts have been reclassified to conform to the current presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

The Financial Accounting Standards Board has recently issued the following statements and interpretations:

SFAS No. 143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets," was issued in June 2001 and was adopted by the Company on December 29, 2002. This standard requires recording the fair value of a liability for an asset retirement obligation in the period in which it is incurred. In connection with permits to mine aggregate deposits in Colorado, the Company is obligated to reclaim the mined areas. The Company records a reserve for future reclamation work to be performed at its various aggregate operations based upon estimates of the recoverable quantities of rock and sand available in each location combined with an estimate of the total expense that will be incurred to reclaim a property. Provision is made based upon the units-of-production method. Reclamation costs are charged to operations as the properties are mined. Actual reclamation costs are charged against the reserve. The adequacy of the recorded reserve is assessed annually. Estimates of both the quantities of recoverable material and the cost of reclamation are periodically updated with the assistance of an independent professional. Reclamation on any mining property is generally performed soon after each section of the deposit is mined. Reclamation is substantially complete by the time the entire deposit is depleted. The Company believes that this approach, which had been previously used to establish the annual expense and the reserve recorded for future reclamation obligations, continues to provide the best estimate of the fair value of these obligations. Therefore the adoption of SFAS No. 143 did not have an impact on the Company's consolidated balance sheet or consolidated statement of operations as of December 30, 2002. If the provisions of Statement 143 had been adopted effective December 30, 2001, there would have been no impact on earnings per share, net of income tax effect. Since a change in earnings per share would not have occurred, pro forma earnings per share disclosures are not presented.

SFAS No. 148, "Accounting for Stock-Based Compensation, Transition and Disclosure," was issued in December 2002. This standard provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS No. 148 also requires that disclosures of the pro forma effect of using the fair value method of accounting for stock-based employee compensation be displayed more prominently and in a tabular format. Additionally, SFAS No. 148 requires disclosure of the pro forma effect in interim financial statements. The transition and disclosure requirements of SFAS No. 148 are effective for fiscal years ending after and interim periods beginning after December 15, 2002. As the Company did not have any transactions or circumstances addressed by this pronouncement during the past three years, this statement did not have a material impact on the Company's results of operations, financial position or liquidity.

SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 84 and Amendment of FASB No. 13 and Technical Corrections as of April 2002;" SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities;" SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity;" Interpretation 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Guarantees of Indebtedness of Others;" and Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," were also recently issued. The Company does not currently have any transactions or circumstances that are addressed by these pronouncements, therefore adoption of these statements and interpretations did not have a material impact on the Company's results of operations, financial position or liquidity.

In March 2003, the SEC issued Regulation G, "Conditions for Use of Non-GAAP Financial Measures." As defined in Regulation G, a non-GAAP financial measure is a numerical measure of a company's historical or future performance, financial position or cash flow that excludes or includes amounts or adjustments that are included or excluded in the most directly comparable measure calculated in accordance with accounting principles generally accepted in the United States of America (GAAP). Companies that present non-GAAP financial measures must disclose a numerical reconciliation to the most directly comparable measurement using GAAP. Management does not believe it has used any non-GAAP financial measure in this report.

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of January 3, 2004 and December 28, 2002 and the reported amounts of revenues and expenses during each of the three years in the period ended January 3, 2004. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out (LIFO) method for approximately 76% of total inventories at January 3, 2004 (77% at December 28, 2002). The cost of all other inventory is determined by the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are carried at cost. Depreciation is provided over the estimated useful lives of the related assets using the straight-line method as follows:

Buildings	10 to 31 years
Leasehold improvements	Terms of leases
Machinery and equipment	3 to 10 years

Depletion of rock and sand deposits and amortization of deferred development costs are computed by the units-of-production method based upon estimated recoverable quantities of rock and sand. The estimated recoverable quantities are periodically reassessed.

The cost of property sold or retired and the related accumulated depreciation, depletion and amortization are removed from the accounts and the resulting gain or loss is reflected in other income. Maintenance and repairs are charged to expense as incurred. Major renewals and betterments are capitalized and depreciated over their estimated useful lives.

OTHER ASSETS

Goodwill, all of which relates to the construction materials segment, is not amortized but rather assessed annually for impairment.

Identifiable intangible assets consist of the following (amounts in thousands):

	January 3, 2004 Gross carrying amount	Accumulated amortization	December 28, 2002 Gross carrying amount	Accumulated amortization
Amortized intangible assets:				
Pueblo non-compete	$ 500	$ 359	$ 500	$ 309
RMRM non-compete	1,250	375	1,250	250
MDHI non-compete	250	88	250	38
	$ 2,000	$ 822	$ 2,000	$ 597

Amortization of non-compete agreements is computed on a straight-line basis over their agreement periods of five and 10 years. Amortization expense for these intangible non-compete agreements was $225,000, $213,000 and $175,000 for 2003, 2002 and 2001, respectively. The estimated amortization expense for the five subsequent fiscal years is as follows: 2004 — $225,000; 2005 — $225,000; 2006 — $216,000; 2007 — $137,000 and 2008 — $125,000.

RETIREMENT PLANS

The Company and certain subsidiaries have various contributory profit sharing retirement plans for specific employees. The plans allow qualified employees to make tax deferred contributions pursuant to Internal Revenue Code Section 401(k). The Company makes annual contributions, at its discretion, based primarily on profitability. Costs under the plans are charged to operations as incurred.

RESERVE FOR SELF-INSURED LOSSES

The Company's risk management program provides for certain levels of loss retention for workers' compensation, automobile liability and general and product liability claims. The components of the reserve have been recorded in accordance with the requirements of SFAS No. 5, "Accounting for Contingencies," and represent management's best estimate of future liability.

RECLAMATION

In connection with permits to mine properties in Colorado, the Company is obligated to reclaim the mined areas. Reclamation costs are calculated using a rate based on the total estimated reclamation costs, units-of-production and estimates of recoverable reserves. Reclamation costs are charged to operations as the properties are mined.

REVENUE RECOGNITION

The Company recognizes revenue as products are shipped to customers. The amount is recorded net of applicable provisions for discounts, volume incentives, returns and allowances. At the time of revenue recognition, the Company also provides an estimate of potential bad debt and warranty expense as well as an amount anticipated to be granted to customers under cooperative advertising programs based upon program terms and historical experience. The changes in the aggregated product warranty liability for the year 2003, all of which is associated with the heating and air conditioning segment, were as follows (amounts in thousands):

Beginning balance	$ 260
Warranty related expenditures	(381)
Warranty expense accrued	276
Ending balance	$ 155

INCOME TAXES

Income taxes are reported consistent with SFAS No. 109, "Accounting for Income Taxes." Deferred taxes reflect the future tax consequences associated with the differences between financial accounting and tax bases of assets and liabilities.

CONCENTRATION OF CREDIT RISK

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of trade receivables and temporary cash investments. The Company invests its excess cash in commercial paper of companies with strong credit ratings and government securities. The Company has not experienced any losses on these investments.

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses and such losses have been within management's expectations. See Note 11 for a description of the Company's customer base and geographical location by segment.

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the cost of any long-lived assets may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

FISCAL YEAR END

The Company's fiscal year end is the Saturday nearest December 31. Fiscal 2003 consists of 53 weeks. Fiscal 2002 and 2001 each consist of 52 weeks.

2. INVENTORIES

Inventories consisted of the following (amounts in thousands):

	January 3, 2004	December 28, 2002
Finished goods	$ 7,163	$ 6,855
Work in process	1,486	1,523
Raw materials and supplies	7,532	6,214
	$ 16,181	$ 14,592

If inventories valued on the LIFO basis were valued at current costs, inventories would be higher as follows: 2003 — $2,126,000, 2002 — $2,052,000, and 2001 — $1,842,000.

Reductions in inventory quantities during 2002 at two locations resulted in liquidation of LIFO inventory layers carried at costs that were lower than the costs of current purchases. The effect was immaterial in both years.

3. LONG-TERM DEBT

Long-term debt consisted of the following (amounts in thousands):

	January 3, 2004	December 28, 2002
Unsecured term loan	$ 10,750	$ 13,000
Capital leases	220	520
	10,970	13,520
Less current portion	1,970	3,300
	$ 9,000	$ 10,220

The Company signed a new Revolving Credit and Term Loan Agreement (the Credit Agreement) with two banks in September 2003. The unsecured term loan is payable to two banks in escalating quarterly installments with final payment of all then unpaid principal on June 30, 2008. The loan, at the Company's option, bears interest at either prime or an adjusted LIBOR rate. The Credit Agreement requires the Company to maintain certain levels of consolidated tangible net worth, to attain certain levels of cash flow (as defined) on a rolling four-quarter basis, and to maintain certain ratios including consolidated debt to cash flow (as defined). Additional borrowings, acquisition of stock of other companies, purchase of treasury shares and payment of cash dividends are either limited or require prior approval by the lenders.

The Company is exposed to market risks related to commodity prices and interest rates. To manage interest rate risk, the Company has, from time to time, entered into interest rate swaps as cash flow hedges. These swaps are authorized by the Company's policies and procedures. The Company does not use swaps or hedging instruments for trading purposes, and is not a party to any transaction involving leveraged derivatives. Effective December 17, 2001, the Company entered into an interest rate swap agreement (Swap) in order to fix the floating interest rate characteristic of most of the Company's term loan borrowings. The Company's current interest rate on the term loan giving effect to the Swap is 5.88%. Such rate is subject to adjustment depending upon the Company's performance. Cash payments or receipts associated with this agreement are reflected in interest expense. During 2003 and 2002, the fixed rate under the Swap exceeded the floating rate on the term loan. The effect on operations was to reduce net income by $257,000 and $239,000 for 2003 and 2002, respectively. The fair value of the Swap is recorded on the balance sheet with subsequent changes recorded as a separate component of shareholders' equity. At January 3, 2004, the amount subject to this Swap is $10,500,000 which amount decreases by $1,500,000 each September and March, terminating on December 18, 2006.

The capital leases are payable in monthly installments over varying periods, the latest of which ends in April 2004. The leases bear interest at various rates based upon the prevailing interest rates at the inception of the respective leases.

Aggregate long-term debt matures as follows (amounts in thousands):

2004	$ 1,970
2005	2,000
2006	2,500
2007	3,000
2008	1,500
	$ 10,970

During 2003 and 2002, the Company had an unsecured revolving line of credit of $10,000,000. The line is used for short-term cash needs and standby letters of credit. Interest was charged at prime or adjusted LIBOR rates on cash borrowings during both years. The weighted average interest rate for all debt was 5.6% for fiscal 2003 and 5.4% for fiscal 2002. There was no balance outstanding against the line as of either January 3, 2004 or December 28, 2002.

At January 3, 2004, the Company had letters of credit outstanding totaling approximately $1,990,000 that collateralize the self-insured losses.

4. COMMITMENTS AND CONTINGENCIES

The Company is involved in litigation matters related to its continuing business, principally product liability matters related to the gas-fired heating products. In the Company's opinion, none of these proceedings, when concluded, will have a material adverse effect on the Company's results of operations or financial position as the Company has established adequate reserves for known occurrences.

5. SHAREHOLDERS' EQUITY

Under the Company's Stock Option Plan (the Plan), officers and key employees may be granted options to purchase the Company's common stock at option prices established by the Compensation Committee of the Board of Directors provided the option price is no less than the fair market value at the date of the grant. At January 3, 2004, there remained 227,600 shares available for future issuance under the Plan (excluding the 73,400 shares associated with options outstanding).

During 2001, options for 6,000 shares were exercised. No options were exercised during either 2003 or 2002. At January 3, 2004, there remain 73,400 options (all fully vested with an exercise price of $6.56) which will expire on September 25, 2005.

The Company applies Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for its Plan. Accordingly, no compensation expense was recognized for its stock-based compensation Plan.

Four hundred thousand shares of preferred stock ($.50 par value) are authorized and unissued.

6. EARNINGS PER SHARE

The Company computes earnings per share (EPS) in accordance with SFAS No. 128, "Earnings Per Share." The following is a reconciliation of the calculation of basic and diluted EPS for the years-ended 2003, 2002 and 2001 (dollars in thousands except per-share data).

	Net Income	Weighted average shares	Per-share earnings
2003			
Basic EPS	$ 2,349	1,754	$ 1.34
Effect of dilutive options	—	37	
Diluted EPS	$ 2,349	1,791	$ 1.31
2002			
Basic EPS	$ 3,275	1,794	$ 1.83
Effect of dilutive options	—	36	
Diluted EPS	$ 3,275	1,830	$ 1.79
2001			
Basic EPS	$ 6,438	1,812	$ 3.55
Effect of dilutive options	—	33	
Diluted EPS	$ 6,438	1,845	$ 3.49

7. RENTAL EXPENSE, LEASES AND COMMITMENTS

The Company leases certain of its facilities and equipment and is required to pay the related taxes, insurance and certain other expenses. Rental expense was $2,922,000, $3,737,000 and $3,282,000 for 2003, 2002 and 2001, respectively.

Future minimum rental commitments under non-cancelable operating leases for 2004 and thereafter are as follows: 2004 — $1,966,000; 2005 — $1,541,000; 2006 — $1,401,000; 2007 — $1,377,000; 2008 — $1,268,000 and thereafter — $21,509,000. Included in these amounts is $399,000 per year and approximately $19,000,000 in the "thereafter" amount related to an aggregates lease in conjunction with the Pueblo, Colorado operation. Also included in these amounts is $235,000 per year and approximately $647,000 in the "thereafter" amount related to a ground lease upon which the Company owns a building leased to a third party for approximately $344,000 per year. The ground lease runs through October 1, 2016 and contains a renewal clause. The building lease runs through January 31, 2013.

8. RETIREMENT PLANS

As discussed in Note 1, the Company maintains retirement benefit plans for eligible employees. Total plan expenses charged to operations were $1,644,000, $1,523,000 and $2,464,000 in 2003, 2002 and 2001, respectively.

9. INCOME TAXES

The provision (benefit) for income taxes is summarized as follows (amounts in thousands):

		2003	2002	2001
Federal:	Current	$ 959	$ 1,201	$ 2,457
	Deferred	56	541	(144)
State:	Current	58	126	187
	Deferred	27	(118)	150
		$ 1,100	$ 1,750	$ 2,650

The difference between the tax rate on income for financial statement purposes and the federal statutory tax rate was as follows:

	2003	2002	2001
Statutory tax rate	34.0%	34.0%	34.0%
Percentage depletion	(2.7)	(1.9)	(1.4)
State income taxes, net of federal benefit	1.9	2.2	1.4
Non-deductible expenses	.7	.4	.7
Benefit of state tax credits	(5.3)	(1.9)	(5.0)
Other	3.3	2.0	(.5)
	31.9%	34.8%	29.2%

For financial statement purposes, deferred tax assets and liabilities are recorded at a blend of the current statutory federal and states' tax rates — 38%. The principal temporary differences and their related deferred taxes are as follows (amounts in thousands):

	2003	2002
Reserves for self-insured losses	$ 763	$ 877
Accrued reclamation	645	608
Deferred compensation	447	389
Asset valuation reserves	230	242
Future state tax credits	502	210
Other	191	236
Total deferred tax assets	2,778	2,562
Depreciation	3,072	2,944
Deferred development	612	671
Other	510	279
Total deferred tax liabilities	4,194	3,894
Net deferred tax liability	$ (1,416)	$(1,332)

The net current deferred tax assets are $1,803,000 and $1,705,000 at year-end 2003 and 2002, respectively, and are included with "Prepaid expenses" on the Consolidated Balance Sheets.

10. UNAUDITED QUARTERLY FINANCIAL DATA

The following table provides summarized unaudited fiscal quarterly financial data for 2003 and 2002 (amounts in thousands, except per share amounts):

	First quarter	Second quarter	Third quarter	Fourth quarter
2003				
Sales	$ 23,681	$ 34,620	$ 30,139	$ 31,725
Gross profit	1,920	6,512	5,414	7,250
Depreciation, depletion and amortization	1,532	1,595	1,517	1,418
Net (loss) income	(1,396)	1,011	707	2,027
Basic (loss) income per share	(.78)	.57	.41	1.17
Diluted (loss) income per share	(.78)	.56	.40	1.15
2002				
Sales	$ 26,602	$ 37,423	$ 32,503	$ 31,773
Gross profit	3,574	7,480	6,179	5,240
Depreciation, depletion and amortization	1,506	1,545	1,567	1,462
Net (loss) income	(607)	1,715	1,036	1,131
Basic (loss) income per share	(.34)	.95	.58	.63
Diluted (loss) income per share	(.34)	.94	.57	.62

Earnings per share are computed independently for each of the quarters presented. Therefore, the sum of the quarterly earnings per share may not equal the total for the year.

11. INDUSTRY SEGMENT INFORMATION

The Company reports its segments in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company is organized along its two principal product lines. Wall furnaces, console heaters, evaporative coolers and fan coils have been aggregated into the heating and air conditioning segment. Ready mix concrete, construction aggregates, building supplies and doors are combined to form the construction materials segment. The heating and air conditioning segment produces heating and cooling equipment for residential applications which is sold primarily to wholesale distributors and retail home centers. Fan coils are also sold to HVAC installing contractors and equipment manufacturers for commercial applications. A significant portion of fan coil revenues is dependent upon new hotel construction. Sales are nationwide, but are concentrated in the southwestern U.S. The construction materials segment is involved in the production and sale of concrete and other building materials and the exploration, extraction and sales of construction aggregates. Sales of this segment are highly concentrated in the Front Range area in Colorado.

The Company evaluates the performance of its segments and allocates resources to them based on operating income and return on investment. Other factors are also considered. Operating income is determined by deducting operating expenses from all revenues. In computing operating income, none of the following has been added or deducted: unallocated corporate expenses, interest, income or loss from unconsolidated investees, other income or loss or income taxes.

The following table presents information about reported segments for the fiscal years 2003, 2002 and 2001 along with the items necessary to reconcile the segment information to the totals reported in the financial statements (amounts in thousands).

	Heating and air conditioning	Construction materials (a)	All other (b)	Unallocated corporate (c)	Total
2003					
Revenues from external customers	$ 48,342	$ 71,493	$ 327	$ 3	$120,165
Depreciation, depletion and amortization	1,147	4,846	—	69	6,062
Segment operating income (loss)	4,988	1,493	17	(2,891)	3,607
Segment assets	27,829	48,354	157	5,486	81,826
Expenditures for segment assets	352	2,520	—	8	2,880
2002					
Revenues from external customers	$ 52,261	$ 75,892	$ 145	$ 3	$128,301
Depreciation, depletion and amortization	1,256	4,756	—	68	6,080
Segment operating income (loss)	4,888	3,757	(150)	(2,784)	5,711
Segment assets	28,731	48,450	40	5,413	82,634
Expenditures for segment assets	1,624	5,908	—	29	7,561
2001					
Revenues from external customers	$ 51,254	$ 78,809	$ 145	$ 3	$130,211
Depreciation, depletion and amortization	1,155	5,156	—	76	6,387
Segment operating income (loss)	5,257	6,881	28	(3,012)	9,154
Segment assets	30,446	46,549	38	9,030	86,063
Expenditures for segment assets	2,572	6,592	—	49	9,213

(a) The Construction Materials segment information for 2002 includes MDHI reflecting the purchase which was effective April 1, 2002 and 2001 includes RMRM reflecting the purchase which was effective December 31, 2000.
(b) All other represents segments below the quantitative thresholds. The segments include a small real estate operation and the holding costs for certain mining interests that remain from the period the Company maintained significant interests in mining operations.
(c) Corporate assets consist primarily of cash and cash equivalents.

All long-lived assets are in the United States. During 2003, no customer in either segment accounted for 10% or more of total sales of the Company.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Continental Materials Corporation

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Continental Materials Corporation and its subsidiaries at January 3, 2004 and December 28, 2002, and the results of their operations and their cash flows for each of the three years in the period ended January 3, 2004, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

Chicago, Illinois
March 12, 2004

FORM 10-K

The Company has filed its 2003 annual report on SEC Form 10-K with the Securities and Exchange Commission and with the American Stock Exchange. The report on Form 10-K contains additional information not included in this annual report to shareholders, but available on request. The Company will provide a copy of the 10-K report including the financial statements and schedules thereto, without charge, to any person from whom a proxy is solicited for the 2004 annual meeting, upon that person's written request to Mark S. Nichter, 225 West Wacker Drive, Suite 1800, Chicago, Illinois 60606-1229.

TRANSFER AGENT AND REGISTRAR

LaSalle National Bank
135 South LaSalle Street
Chicago, Illinois 60603
800.246.5761

ANNUAL MEETING

The annual meeting of shareholders will be held Wednesday, May 26, 2004. Formal notice will be sent to all shareholders in April.

CONTINENTAL MATERIALS CORPORATION
225 West Wacker Drive,
Suite 1800
Chicago, Illinois 60606